Exhibit 16(a)(1)(viii)
PINNACLE BANCSHARES, INC.

OFFER TO PURCHASE ODD-LOTS FOR CASH
Pinnacle Bancshares, Inc. is offering to purchase all shares of its common stock held by stockholders who owned of record or beneficially 99 or fewer shares as of the close of business on October 10, 2007, for $16.25 per share in cash, plus $50.00 to each stockholder who accepts the offer.
Please read the enclosed offer to purchase for cash and accompanying letter of transmittal for the material terms and conditions of the offer to purchase and the procedure for stockholders to tender their shares. The offer is being made only pursuant to the offer to purchase and letter of transmittal that this insert accompanies.
This offer to purchase will expire at 5:00 p.m. (Central Time) on Monday, December 3, 2007, unless extended or earlier terminated.
If you are an eligible stockholder and wish to tender your shares in exchange for cash, you must tender all of your shares in the manner described in the offer to purchase and letter of transmittal that this insert accompanies. Partial tenders will not be accepted.
If you have any questions, please contact Pinnacle Bancshares, Inc.’s information agent for the offer to purchase at:
CORPORATE COMMUNICATIONS, INC.
523 Third Ave. S.
Nashville, TN 37210
Attn: Gil Fuqua
(615) 324-7311 (telephone)
(615) 254-3420 (facsimile)